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April 29, 2024

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jessica Dickerson
Chris Edwards

Re:	Aeterna Zentaris Inc.
Amendment No. 1 to Registration Statement on
Form F-1 (File No. 333-277115)
Filed April 29, 2024

Ladies and Gentlemen:

On behalf of Aeterna Zentaris Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) conveyed in the Staff’s Comment Letter, dated February 27, 2024 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission by the Company via EDGAR on February 15, 2024. In connection with this response letter to the Comment Letter (the “Response Letter”), the Company has filed with the Commission via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which has been revised to reflect the Company’s responses to the Staff comments.

For ease of review, we have set forth the Staff’s comments below in bold italics type followed by the Company’s responses thereto. Page references in the Staff’s comment are to the page numbers contained in the Comment Letter. Page references in the Company’s response below correspond to the page numbers in Amendment No. 1.

Information Concerning Ceapro

Executive Compensation Statement, page 113

1.	Please revise your registration statement to include executive compensation disclosure for the fiscal year ended December 31, 2023. In addition to the updated disclosures for Ceapro, Inc., your registration statement should also include updated executive compensation disclosure for the Company. Refer to Part I, Item 4.a of Form F-1 and Part I, Item 6.B of Form 20-F.

Response: The Company respectfully acknowledges and has complied with the Staff’s comment by revising the Registration Statement in Amendment No. 1 to include updated executive compensation disclosure for Ceapro for the fiscal year ended December 31, 2023 under the heading “Information Concerning Ceapro—Executive Compensation Statement” beginning on page 110 of Amendment No. 1. The Company has also included updated executive compensation disclosure for the Company in its Annual Report on Form 20-F for the year ended December 31, 2023 (the “Form 20-F”) filed with the Commission on March 27, 2024, which is incorporated by reference into the Registration Statement in Amendment No. 1. See Part I, Item 6.B “Directors, Senior Management and Employees—Compensation” beginning on page 74 of the Form 20-F. See also the second, third and fourth paragraphs under the heading “About This Prospectus” on page 1 of Amendment No. 1 and the section entitled “Documents Incorporated By Reference” on page 156 of Amendment No. 1.

United States Securities and Exchange Commission

April 29, 2024

Documents Incorporated by Reference, page 159

2.	It appears that you are not eligible to incorporate by reference into your Form F-1, given that you have not filed your annual report for your most recently completed fiscal year. Please revise your registration statement to provide all disclosure required by Form F-1. Refer to General Instruction VI.C to Form F-1.

Response: The Company respectfully acknowledges the Staff’s comment. As discussed in a telephone call with Ms. Dickerson of the Staff, the Company has complied with the Staff’s comment by filing the Form 20-F for the year ended December 31, 2023, the Company’s most recently completed fiscal year, with the Commission on March 27, 2024, which it has incorporated by reference into the Registration Statement in Amendment No. 1. See the second, third and fourth paragraphs under the heading “About This Prospectus” on page 1 of Amendment No. 1 and the section entitled “Documents Incorporated By Reference” on page 156 of Amendment No. 1.

*       *       *

We hope that the foregoing response and corresponding revisions contained in the Amendment No. 1 are responsive to the Staff’s comments. Please do not hesitate to contact the undersigned, Scott R. Saks, of Norton Rose Fulbright US LLP, counsel to the Company, at (212) 318-3151 or at scott.saks@nortonrosefulbright.com, or my colleague, Juan Felipe Velasquez, at (713) 651-5637 or at juan.felipe.velasquez@nortonrosefulbright.com with any questions or comments or if it would otherwise expedite the Staff’s review as the Company would like to request effectiveness of the Registration Statement in order to complete its Plan of Arrangement with Ceapro, Inc. as early as possible in May 2024.

Very Truly Yours

/s/ Scott R. Saks
Scott R. Saks

cc:	Klaus Paulini, PhD (Aeterna Zentaris Inc.)
Giuliano La Fratta (Aeterna Zentaris Inc.)
Juan Felipe Velasquez (Norton Rose Fulbright US LLP)
Thomas Rose (Troutman Pepper Hamilton Sanders LLP)

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